Exhibit 99.1

I-Mab Announces Pricing of $65 Million Underwritten Offering of American Depositary Shares

ROCKVILLE, MD, August 1, 2025 (Globe Newswire) – I-Mab (NASDAQ: IMAB) (the Company), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced the pricing of an underwritten offering in the United States of 33,333,334 American Depositary Shares (ADSs) representing 76,666,668 ordinary shares at an offering price of $1.95 per ADS, for total gross proceeds of approximately $65 million. All of the ADSs to be sold in the offering will be offered by I-Mab. The offering is expected to close on August 5, 2025, subject to customary closing conditions.

The offering included participation from new and existing investors including Everest Medicines, Janus Henderson Investors, Adage Capital Partners LP and Exome Asset Management.

Leerink Partners is acting as the lead bookrunning manager. BTIG is acting as a bookrunning manager. Lucid Capital Markets is acting as lead manager.

The Company intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to fund ongoing clinical development of its pipeline product candidates, including a randomized Phase 2 trial of givastomig, a bispecific Claudin 18.2 x 4-1BB antibody, intended to have sufficient power and size to generate clinically meaningful progression-free survival (PFS) data by end of 2027, and for working capital and other general corporate purposes.

The ADSs are being offered pursuant to an effective F-3 shelf registration statement that was previously filed with the Securities and Exchange Commission (the SEC). A prospectus supplement will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, for free from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB) designed to treat Claudin 18.2-positive gastric cancers. Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed for first line metastatic gastric cancers, with additional potential in other solid tumors. In ongoing Phase 1 trials, givastomig has been observed to maintain strong tumor-binding and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with Claudin 18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: completion of the offering and the terms thereof; the expected use of proceeds from the offering; and the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: market conditions and failure of customary closing conditions; I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history; I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; I-Mab’s expectations regarding the impact of data from ongoing and future clinical trials; and those risks more fully discussed in the “Risk Factors” section in I-Mab’s annual report on Form 20-F filed with the SEC on April 3, 2025, as well as the discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher
LifeSci Advisors
+1-617-430-7579 pkelleher@lifesciadvisors.com
IR@imabbio.com